SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For February 18, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SIGNATURE

This Report contains a copy of the following:
(1)	The Press Release issued on February 18, 2009.

CORPORATE COMMUNICATIONS

PRESS RELEASE	18 February 2009
ING posts full year underlying net loss of EUR 171 million
•	4Q underlying net loss of EUR 3,101 million driven by market volatility and declining asset prices
-	Banking underlying net loss of EUR 1,065 million in 4Q; full-year remained profitable at EUR 722 million

-	Insurance 4Q underlying net loss of EUR 2,036 million from investment losses and DAC unlocking

-	Divestments and special items totalled EUR -611 million, bringing the quarterly net loss to EUR -3,711 million

-	Net loss per share of EUR 1.82, compared to a net profit per share of EUR 1.18 in the fourth quarter of 2007
•	Commercial performance solid during 2008, despite headwinds in the fourth quarter
-	Full-year 2008 net production of client balances of EUR 93 billion, excluding the impact of currencies

-	Client savings and deposits contributed EUR 21 billion to the net production, excluding currency effects

-	VNB down 8.1% for the full-year 2008, as lower results in the second half of 2008 offset solid first half results
•	Measures being taken to strengthen capital in challenging markets
-	EUR 10 billion of core tier-1 securities issued to Dutch State in 4Q

-	Bank year-end tier-1 ratio of 9.3%, core tier-1 ratio of 7.3%

-	Group debt/equity ratio of 13.8% and Insurance debt/equity ratio of 8.5% at year-end

-	Sale of ING Life Taiwan releases EUR 5.7 billion in economic capital

-	Sale of stake in ING Canada to reduce pro-forma 4Q Insurance debt/equity ratio by more than 4% points

-	Illiquid Assets Back-up Facility to reduce pro-forma 4Q RWAs by EUR 13 billion, raise 4Q tier-1 ratio to 9.7%
Chairman’s Statement
“The financial crisis has had an unprecedented impact on our industry and the magnitude of the crisis has left few companies untouched. For ING, 2008 was marked by a sharp deterioration in financial results and the necessity to reinforce our capital base with the support of the Dutch State,” said Jan Hommen, Chairman of the Supervisory Board and CEO-designate. “ING had started the year focused on growth, and we were overtaken by the pace and severity of the downturn in the fourth quarter that eroded our earnings and our equity.”
“We have subsequently taken measures to strengthen the company. We sought and received an Illiquid Assets Back-up Facility from the Dutch State on 80% of our portfolio of Alt-A mortgage-backed securities. The sale of the Taiwan life business substantially reduced our economic capital requirements, and the sale of the Canadian non-life business will further reduce leverage in the insurance business. As we enter what may be another tumultuous year our key capital ratios are within the new market norms, but we will remain vigilant in managing our capital and risks in the current environment.”
“Our top priorities this year are to further reduce asset exposures and rationalise the cost base. We aim to shrink the balance sheet of ING Bank by 10% compared with the end of September, while continuing to lend to key customers in our home markets. And we are reallocating investments towards less risky assets. We are cutting our expenses this year by EUR 1 billion to align our cost base to the current operating environment.”
“The crisis has damaged confidence in the financial industry. Our customers have continued to trust ING with their savings, and in this environment we realise that we must work to earn and retain that trust every day. Now more than ever it is necessary to go back to basics and do everything we can to strengthen our company and our commitment to our customers during these challenging times.”
“Over the coming months, we will conduct a review of our portfolio of businesses to accelerate ING’s transformation in light of the changes shaping our industry. Our basic strategy, based on retail savings and investments, is a solid foundation for the future, but we must reduce the complexity of the Group by focusing on fewer businesses and markets. We intend to emerge with a coherent portfolio of strong businesses with leading market positions. In order to truly drive operational excellence, we must simplify governance, reinforce accountability, and make the organisation more responsive to our customers’ needs.”

Investor Relations:
T: +31 20 541 5460
Analyst Conference Call:
09:00 CET
Listen only via:
NL: +31 207 948 497
UK: +44 20 7154 2683
US: +1 480 248 5085

Media Relations:
T: +31 20 541 5433
Press Conference:
11:30 CET
ING House, Amsterdam

Webcasts for Analyst and
Press Conferences:
Available at www.ing.com

Contents:

ING Group Key Figures	2
Insurance Europe	7
Insurance Americas	8
Insurance Asia/Pacific	9
Wholesale Banking	10
Retail Banking	11
ING Direct	12
Appendices	13

ING GROUP
ING Group: Key Figures

In EUR million	4Q2008	4Q2007	Change	3Q2008	Change	FY2008	FY2007	Change

Underlying[1] result before tax
Insurance Europe	-186	357	-152.1%	101	-284.2%	651	1,840	-64.6%
Insurance Americas	-992	439	-326.0%	-214	363.6%	-534	2,062	-125.9%
Insurance Asia/Pacific	-209	112	-286.6%	19		116	576	-79.9%
Corporate line Insurance	-1,149	897	-228.1%	-453	-153.6%	-1,469	1,635	-189.9%

Underlying result before tax from Insurance	-2,536	1,805	-240.5%	-547	-363.6%	-1,235	6,113	-120.2%

Wholesale Banking	-366	512	-171.5%	40		609	2,059	-70.4%
Retail Banking	75	522	-85.6%	420	-82.1%	1,691	2,402	-29.6%
ING Direct	-1,411	73		-47		-1,125	530	-312.3%
Corporate line Banking	-139	45	-408.9%	-629	77.9%	-726	-24

Underlying result before tax from Banking	-1,841	1,151	-259.9%	-216	-752.3%	449	4,967	-91.0%

Underlying result before tax	-4,377	2,957	-248.0%	-763	-473.7%	-786	11,080	-107.1%

Taxation	-1,230	260	-573.1%	-185	-564.9%	-577	1,605	-136.0%
Result before minority interests	-3,147	2,697	-216.7%	-578	-444.5%	-209	9,475	-102.2%
Minority interests	-46	53	-186.8%	8	-675.0%	-38	267	-114.2%

Underlying net result	-3,101	2,644	-217.3%	-585	-430.1%	-171	9,208	-101.9%

Net gains/losses on divestments	-217	-37		178		7	407
Net result from divested units	-74	-26		4		-50	-4
Special items after tax	-320	-98		-74		-515	-369

Net result	-3,711	2,482	-249.4%	-478	-676.4%	-729	9,241	-107.9%

Result per share (in EUR)[2]	-1.82	1.18	-254.2%	-0.22	-727.3%	-0.36	4.32	-108.3%

KEY FIGURES
Net return on equity[3]	-2.1%	24.2%		11.2%		-2.1%	24.2%
Assets under management (end of period)	551,300	642,700	-14.2%	608,100	-9.3%	551,300	642,700	-14.2%
Total staff (FTEs end of period)	124,661	124,634	0.0%	130,629	-4.6%	124,661	124,634	0.0%

[1]	Underlying results are non-GAAP measures for profit excluding divestments and special items as specified in Appendix 2

[2]	Result per share differs from Earnings per share under IFRS for the treatment of the non-voting equity securities

[3]	Year to date
Note: Small differences are possible in the tables due to rounding
Results impacted by dislocation in financial markets
ING GROUP
Underlying net result (EUR million)
The unprecedented dislocation in financial markets and challenging commercial environment led to a fourth quarter underlying net result of EUR -3,101 million. For the full year 2008, ING reported an underlying net loss of EUR 171 million.
The fourth quarter of 2008 marked the worst quarter for equity and credit markets in over half a century. Although ING actively reduced risk exposures across the Group throughout the quarter, the rapid and profound changes in the economic climate impacted results.
Extreme market volatility and sharp declines in asset prices triggered impairments and fair value changes of EUR 3,004 million in the quarter, of which EUR 2,049 million related to pressurised assets and EUR 686 million to equity securities. The remainder was attributable to impairments and fair value changes on other debt securities, including financial institutions’ debt.
Globally, real estate prices fell noticeably in the fourth quarter, leading to negative revaluations on real estate and impairments on development projects of EUR 612 million.
Negative revaluations on private equity were EUR 267 million. Other negative impacts stemming from the weak financial landscape totalled EUR 1,263 million, and included DAC unlocking, hedge losses and investment losses.
Primarily as a consequence of the negative market impacts, Insurance and Banking both reported underlying losses before tax in the fourth quarter. The loss in Insurance of EUR 2,536 million was exacerbated by lower gross premium income, primarily from flagging sales of investment-related products in the Americas and Asia/Pacific. Banking’s

Page 2/29

loss was EUR 1,841 million. The positive effect of an uptick in interest results was mitigated by EUR 576 million of risk costs due to worsening credit conditions as well as impairments on the Alt-A RMBS portfolio.
Commercial activity was weaker due to the adverse economic conditions. Net production of client balances was EUR -6 billion in the quarter, excluding the impact of currency effects. Insurance and Banking each contributed EUR -3 billion to the net production, as only Insurance Europe and Retail Banking showed positive net production.
For the full-year 2008, the net production of client balances was EUR 93 billion, excluding currency impacts. Including the impact of currency effects, total client balances of EUR 1,455 billion at year-end were flat compared with the previous year. Client savings and deposits accounted for EUR 21 billion of the net production (excluding currency effects), of which EUR 12 billion was from retail customers.
Overall, lending growth was robust throughout 2008, despite a fourth quarter decline in all markets except for the Netherlands. Of the client balance net production, bank lending contributed EUR 59 billion in 2008, excluding currency effects. At Insurance, positive net production of client balances was generated by all business lines as inflows in life insurance and retirement services more than offset outflows in third-party assets under management.
Operating expenses increased 4.6% versus the fourth quarter of 2007. Insurance was flat, whereas Banking rose 7.1%, partly due to the inclusion of ING Bank Turkey and Interhyp in Germany. Expenses compared with the third quarter of 2008 went up 7.4%, mainly due to transformation costs for the Dutch retail bank integration and impairments on development projects. Cost-cutting initiatives have been implemented worldwide to adapt to the evolving marketplace.
The fourth quarter effective tax rate was 28.1%.
Including the impact of divestments and special items, ING recorded a net loss of EUR 3,711 million for the quarter. This includes a EUR 292 million loss on the sale of Taiwan Life, a EUR 188 million loss from the nationalisation of the pension business and provisioning for annuities in Argentina, EUR 54 million in restructuring costs for the Dutch retail bank and EUR 65 million for the cancelled launch of ING Direct Japan.
The net loss per share was EUR 1.82, versus a profit of EUR 1.18 in the fourth quarter of 2007. The total number of shares outstanding in the market decreased 3.4% from a year earlier to 2,027 million.
Insurance: Key Figures

In EUR million	4Q2008	4Q2007	Change

Gross premium income	9,703	11,802	-17.8%
Total investment and other income	2,013	3,749	-46.3%
Operating expenses	1,350	1,348	0.1%

Underlying result before tax	-2,536	1,805	-240.5%

KEY FIGURES LIFE

Underlying result before tax	-2,523	1,439	-275.3%

Expenses/premiums life insurance (YTD)	14.0%	14.3%
Expenses/AUM investment products (YTD)	0.86%	0.76%

Single-premium sales	5,341	8,221	-35.0%
Annual-premium sales	885	1,196	-26.0%
Total new sales (APE)	1,419	2,018	-29.7%
Value of new business	170	440	-61.4%
Internal rate of return (YTD)	13.9%	14.3%

KEY FIGURES NON-LIFE

Underlying result before tax	-13	367	-103.5%

Claims ratio (YTD)	64.3%	65.2%
Expense ratio (YTD)	32.2%	31.8%

Combined ratio (YTD)	96.5%	97.1%

Insurance
Insurance recorded an underlying loss before tax of EUR 2,536 million, driven by capital losses and impairments on equity and debt securities, negative DAC unlocking, and negative fair value changes on investments. Insurance incurred capital losses of EUR 227 million on sales of equity securities, and recorded further impairments of EUR 643 million. This was partly compensated by EUR 82 million in positive fair value changes on derivatives used to hedge ING’s equity portfolio.
Insurance Europe posted an underlying loss before tax of EUR 186 million largely due to impairments and negative revaluations on real estate and private equity, as well as lower dividend income and higher expenses. Premium income was strong from robust sales of single premium products in the Netherlands.
The underlying loss before tax in Insurance Americas was EUR 992 million. The US posted a loss of EUR 1,103 million, driven by investment losses and negative DAC unlocking. Canada remained profitable, but results declined by 20.6%, excluding currency effects, as a result of lower underwriting results and higher catastrophe claims. Latin America’s results fell 38.0% at constant currencies, from lower investment results and negative equity market returns.
Insurance Asia/Pacific swung to a EUR 209 million loss before tax. Market-related hedge losses on SPVAs pushed Japan to a EUR 244 million loss, despite robust results from the COLI business. South Korea was impacted by weak demand for investment-linked products and investment losses, revaluations and impairments. Results in Australia/New Zealand fell 64.2% from lower interest income. Results in Malaysia rose 20.0%,

Page 3/29

Banking: Key Figures

In EUR million	4Q2008	4Q2007	Change

Total underlying income	1,421	3,692	-61.5%
Operating expenses	2,686	2,509	7.1%
Gross result	-1,265	1,183	-206.9%
Addition to loan loss provision	576	31	1758.1%

Underlying result before tax	-1,841	1,151	-259.9%

KEY FIGURES
Interest margin	1.19%	0.94%
Underlying cost/income ratio	189.0%	68.0%
Risk costs in bp of average CRWA	81	3
Risk-weighted assets (end of period)	343,388	402,727	-14.7%
Underlying RAROC after tax	-17.3%	19.2%
Economic capital (average over period)	22,227	16,424	35.3%
Loans and advances to customers[1]	598,328	608,286	-1.6%
Customer deposits[1]	537,682	565,760	-5.0%

[1]	31 December 2008 compared with 30 September 2008
thanks to growth of the premium base.
The Corporate Line Insurance had an underlying loss before tax of EUR 1,149 million, fuelled by impairments and losses on public equities, which were transferred from the business units.
Total gross premium income fell 17.8%, and 14.1% excluding divestments and currency impacts, due to lower sales of investment-related products in the Americas and Asia/Pacific. This was partly compensated by an increase in the Netherlands due to higher immediate annuity production.
Commission income was up 1.2% from increases in the US caused by the consolidation of CitiStreet. Investment and other income fell 46.3% mainly as a result of impairments and capital losses on equity and debt securities, as well as negative revaluations on real estate and private equity investments.
Operating expenses were down 3.8% excluding currency impacts, acquisitions and divestments, as well as non-recurring expense items. The decline was concentrated in the Americas and Asia/Pacific due to cost containment and lower sales volumes.
In 2009, Insurance will manage down its cost base and cut operating expenses by roughly EUR 350 million. Approximately 4,200 full-time positions will be reduced globally, which includes 1,400 field staff. Of the total reductions, about 1,100 will be effected in Europe, 2,400 in the Americas, and 700 in Asia/Pacific. Apart from headcount reductions, savings will come from focusing on operational efficiency, and reducing marketing and project expenses. However, ING will continue to selectively invest in IT and infrastructure in core businesses.
New sales (APE) excluding Taiwan and currency effects declined by 26.3%, as product mix shifted away from investment-linked products. The value of new business (VNB) declined by 54.1%, excluding Taiwan and currency effects, due to lower sales and margin pressure on variable annuity products stemming from higher hedge costs caused by lower interest rates.
Commercial activity held up well in Europe, where APE rose 8.5% excluding the Romanian second-pillar pension fund impact in 2007. Despite a decline in sales, ING maintained strong market positions in the US and Asia/Pacific.
In November, ING’s Dutch insurance subsidiaries reached an agreement in principle with consumer organisations regarding individual unit-linked life policies that were sold in the Netherlands. This agreement is non-binding for individual policyholders. There was no material P&L impact as adequate provisions had already been established.
The 2008 Embedded Value of covered life businesses decreased by 20.6% to EUR 21.4 billion before capital injections, dividends and currency effects.
Banking
The underlying result before tax from Banking was EUR -1,841 million for the fourth quarter, and EUR 449 million for the full year. The quarterly loss was primarily driven by impairments on pressurised assets, equity securities and debt securities, as well as negative revaluations on real estate and higher risk costs.
Wholesale Banking posted an underlying pre-tax loss of EUR 366 million as strong income growth in General Lending & Payments and Cash Management and Structured Finance could not compensate for impairments, negative real estate revaluations, and increasing loan loss provisions.
Underlying result before tax from Retail Banking declined 85.6% to EUR 75 million. Higher funding costs and the ongoing competition for savings put pressure on interest margins. The mid-corporate segment was negatively affected by losses on obligations from financial markets products as well as higher additions to loan loss provisions. Fees on asset management products were lower due to equity market underperformance, while expenses increased due to the launch of the newly integrated bank in the Netherlands.
ING Direct recorded an underlying loss before tax of EUR 1,411 million. EUR 1,670 million of impairments on ING Direct’s investment portfolio more than offset the benefits to interest income from central bank rate cuts across the globe. Excluding these impairments, result before tax was EUR 259 million, an increase of 153% compared with the fourth quarter of 2007 (also excluding impairments) and 52% compared with the previous quarter’s profit of EUR 170 million (excluding impairments). The interest margin of ING Direct improved 25 basis points to 0.99%.
The Banking Corporate Line underlying result before tax was EUR -139 million, mainly caused by losses and impairments

Page 4/29

on equity securities, lower income on the capital surplus and higher solvency and liquidity costs.
Banking’s total underlying income fell 61.5%. Rising interest and commission results were more than offset by negative results in investment and other income. The total interest margin increased 25 basis points (to 1.19%) compared with the fourth quarter of 2007, primarily from higher interest results in Wholesale Banking (which were partly offset by negative impacts in other income), and a higher margin at ING Direct. Commission income rose 4.5%, due to the acquisitions of ING Bank Turkey and Interhyp which offset lower management fees.
Investment income was negative at EUR -1,846 million, which included EUR 1,778 million of impairments on bonds and equity securities, EUR 69 million of losses on the sale of equity securities and EUR 63 million of negative fair value changes on direct real estate investments. Other income was EUR -668 million, caused by negative valuation results on non-trading derivatives, negative trading income and EUR 189 million in losses from associates, mainly in ING Real Estate due to the downward valuation of listed funds.
Underlying operating expenses rose 7.1%. Excluding ING Bank Turkey and Interhyp, non-recurring expenses and currency effects, operating expenses were up just 1.0%. This was mainly due to ING Direct, while in the mature businesses, recurring operating expenses were down 0.7% despite higher expenses for the integration of the Dutch retail bank.
Banking is targeting a cost reduction of about EUR 650 million in 2009. As a result, headcount will be reduced by about 2,800. Approximately 1,400 of the reductions will come from Wholesale Banking, of which 200 staff have already left ING. About 800 staff will be affected in Retail Banking, and roughly 600 will be affected at ING Direct.
Risk costs increased sharply due to the worsening economic conditions.
ING Bank added EUR 576 million to loan loss provisions, compared with EUR 31 million in the fourth quarter of 2007 and EUR 373 million in the third quarter of 2008. In Wholesale Banking, the majority of provisions were taken in Structured Finance and General Lending & PCM. In Retail Banking, risk costs were up due to increases in the mid-corporates segment and Private Banking Asia, as well as the acquisition of ING Bank Turkey. The weak US housing market was the major driver behind rising risk costs at ING Direct. Total additions to loan loss provisions in the fourth quarter were equivalent to an annualised 81 bps of average credit-risk-weighted assets (CRWA).
The underlying risk-adjusted return on capital (RAROC) after tax fell to -17.3% from 19.2% in the fourth quarter last year, reflecting the impact from the market turmoil and a 35.3% increase in economic capital.
Assets under Management
Despite the challenging market conditions, ING achieved a net inflow of EUR 0.3 billion in assets under management (AUM) in the quarter. However, total AUM declined by EUR 56.8 billion in the quarter, or 9.3%, as the financial market deterioration and lower asset prices had a negative impact of EUR 44.8 billion. The divestment of businesses in Taiwan, South Korea, Argentina and Curacao had a net negative impact of EUR 12.4 billion.
Risk Management
The financial and economic crisis resulted in EUR 3,004 million of pre-tax losses and impairments through the P&L in the fourth quarter. Of this amount, US subprime RMBS, Alt-A RMBS and CDO/CLOs accounted for EUR 2,049 million. EUR 686 million related to listed equity securities, while the remainder of the total related to other debt securities including financial institutions’ debt. Fair value changes through the pre-tax P&L were EUR 879 million, from negative revaluations on real estate and private equity.
Negative revaluations on pressurised assets totalling EUR 738 million after tax were recorded on the balance sheet against shareholders’ equity.
ING actively reduced its risk exposures in the fourth quarter, shifting the Group’s asset allocation towards government bonds. The balance sheet was scaled down in Banking, while in Insurance variable annuity products used tighter asset allocation prescriptions, and equity risk declined through sales and hedging of the equity investment portfolio. Further de-risking measures will continue in 2009.
On 26 January 2009, the Dutch State extended an Illiquid Assets Back-up Facility to ING, which will transfer economic ownership of 80% of ING Direct’s and Insurance America’s Alt-A RMBS portfolios to the Dutch State in the first quarter of 2009. The facility will reduce ING’s risk of potential future Alt-A impairments by 80%, while also reducing risk-weighted assets and increasing the Bank’s tier-1 ratio.
In addition, ING Direct reclassified EUR 22.8 billion of European RMBS, ABS, CMBS and covered bonds from ‘Available for Sale’ to ‘Loans’ as of 12 January 2009, aligning the accounting treatment to ING’s intention to hold the assets for the foreseeable future. The reclassification locked in a negative revaluation of approximately EUR 0.9 billion after tax in shareholders’ equity.
In the fourth quarter, ING’s subprime RMBS portfolio declined to EUR 1.8 billion. The fair value at 31 December was 58.1%, down from 73.0% at 30 September, mainly driven by credit spread widening. ING recorded a EUR 50 million pre-tax loss through the P&L on subprime RMBS in the quarter.
The US Alt-A RMBS portfolio declined by EUR 2.2 billion to EUR 18.8 billion at 31 December due to a EUR 1.8 billion pre-tax impairment and EUR 0.5 billion in pre-tax negative revaluations. ING Direct recorded the vast majority of the impairments and revaluations, and the remainder was mainly taken in Insurance Americas. At ING Direct, impairments of EUR 1.6 billion were driven by a relatively small estimated credit loss of EUR 263 million based on deterioration in delinquencies in

Page 5/29

the underlying Alt-A mortgages and in the mortgage market outlook. The estimated credit loss translated into pre-tax impairments that are sixfold in size as IFRS requires a write-down to market value at reporting date. At year-end, 65% of ING’s Alt-A RMBS was AAA rated, down from 87% at 30 September.
ING’s CDO/CLO portfolio declined from EUR 4.7 billion at 30 September to EUR 3.5 billion at year-end. This was due to sales, and EUR 175 million of negative revaluations and EUR 185 million in pre-tax losses through the P&L. Insurance Americas closed EUR 650 million of CDO positions in the quarter. The vast majority of the CDO/CLO portfolio has investment-grade corporate credits as underlying assets; only EUR 1.0 million has US subprime mortgages as underlying assets. The portfolio was fair valued at 77.8% at 31 December.
ING owns EUR 33.7 billion of prime European and US RMBS. There were no P&L losses on this portfolio, which was fair valued at 92% at year-end.
Exposure to CMBS was EUR 7.3 billion, the majority of which concerns senior AAA tranches with significant credit enhancements. At 31 December, the CMBS portfolio was fair valued at 71%.
Direct equity exposure declined 33% in the quarter to EUR 5.8 billion from negative revaluations and sales. Pre-tax impairments on equity securities were EUR 686 million, of which EUR 400 million related to newly-impaired securities. Of the total EUR 5.8 billion exposure, listed equity stakes in Insurance comprise EUR 3.9 billion of exposure, which is partially hedged against further market losses. The Bank’s EUR 1.9 billion of exposure mainly reflects its strategic stakes in the Bank of Beijing and Kookmin Bank.
Interest rate risk was reduced in the fourth quarter following the sale of ING Life Taiwan. Additionally, by lengthening its asset duration, ING further reduced the impact of declining interest rates.
ING has EUR 9.8 billion of real estate exposure that is subject to revaluation through the P&L, down from EUR 11.5 billion at 30 September. The decline was due to negative revaluations, FX effects and sales. In the fourth quarter, ING recorded EUR 556 million of negative pre-tax revaluations through the P&L.
The downturn in global credit quality caused a rise in risk costs. Total net additions to loan loss provisions were EUR 576 million, or an annualised 81 bps of average credit-risk-weighted assets (CRWA). CRWA rose by EUR 11 billion to EUR 288 billion. Rating downgrades in the Bank’s Alt-A portfolio contributed EUR 14.2 billion to this increase. In the current market, ING anticipates an upward trend in CRWA due to credit migration, notably in securities positions and due to downgrades of internal ratings under Basel II for part of the loan books. Excluding credit rating migration, ING expects risk-weighted assets (RWA) to remain relatively stable during 2009 as asset reduction will offset loan growth.
Capital Management
In the fourth quarter, ING issued 1 billion core tier-1 securities to the Dutch State for a consideration of EUR 10 billion. The Group injected EUR 5 billion of the proceeds into the Bank, and EUR 4.05 billion into Insurance. EUR 0.95 billion remained at the Group level. This resulted in the strengthening of ING’s key capital ratios during the quarter. Additionally, the Adjusted Equity of ING Group rose by EUR 4.6 billion, as the proceeds from the capital injection compensated for the quarterly loss and the impact of equity market declines.
ING Bank’s tier-1 ratio increased from 8.5% to 9.3%, as growth in RWA from EUR 330 billion to EUR 343 billion was more than compensated by the capital injection from the Group. The core tier-1 ratio improved from 6.5% to 7.3%.
The Group’s debt/equity ratio declined from 14.4% to 13.8%. The Insurance debt/equity ratio rose from 8.0% to 8.5%. Capital injections into subsidiaries, notably into the Dutch and US insurance operations, kept pace with the Group’s capital injection to Insurance. Adjusted equity declined by EUR 0.9 billion to EUR 24.8 billion.
The Illiquid Assets Back-up Facility will be implemented in the first quarter of 2009, resulting in a reversal of the EUR 4.6 billion negative revaluation reserve held against shareholders’ equity in relation to the securities, and a EUR 13 billion reduction in RWA. On a pro-forma basis, including the impact of the transaction at 31 December, ING Bank’s tier-1 ratio increases from 9.3% to 9.7%, and the core tier-1 ratio increases from 7.3% to 7.5%.
In early February 2009, ING sold its 70% stake in ING Canada generating gross proceeds of CAD 2.2 billion (EUR 1.4 billion). The transaction is subject to regulatory approvals, and is expected to be closed and booked in the first quarter of 2009. There will be a negligible P&L impact on first quarter results. On a pro-forma basis, the Insurance debt/equity ratio will decline by more than four percentage points.
At 31 December 2008, 2,063 million shares were in issue, of which 2,027 million were outstanding in the market.
Dividend
As previously announced in October 2008, ING Group will not pay a final dividend in May 2009 over the year 2008. Since ING already paid an interim dividend of EUR 0.74 in August 2008, ING is required under its agreement with the Dutch State to pay the first short coupon on the core tier-1 securities in May 2009, pending approval from De Nederlandsche Bank (DNB).
Given the intensity of the crisis, it is difficult to foresee whether ING Group will be in a position to pay a dividend in 2009. The interim dividend for 2009 will not automatically be half of the total dividend of 2008 now that dividends have been stopped. ING will continue to pay dividends in relation to underlying cash earnings, and will take a balanced approach to dividends in a careful and conservative manner in the next few years. When a dividend is paid, the coupon on the core tier-1 securities is also payable, subject to DNB approval.

Page 6/29

INSURANCE EUROPE
Insurance Europe: Key Figures

	Total			Benelux		Central & Rest of Europe
In EUR million	4Q2008	4Q2007	Change	4Q2008	4Q2007	4Q2008	4Q2007

Gross premium income	2,469	2,383	3.6%	1,779	1,628	690	755
Operating expenses	480	390	23.1%	373	291	107	99

Underlying result before tax	-186	358	-152.0%	-236	280	50	78

LIFE INSURANCE

Underlying result before tax	-234	278	-184.2%	-281	203	47	74

Single-premium sales	799	871	-8.3%	511	482	287	389
Annual-premium sales	176	220	-20.0%	76	51	100	169
Total new sales (APE)	256	307	-16.6%	127	99	129	208
Value of new business	94	200	-53.0%	27	30	67	170
Internal rate of return (YTD)	17.1%	15.8%		12.0%	12.4%	23.8%	18.4%

NON-LIFE INSURANCE

Underlying result before tax	47	80	-41.3%	45	77	2	3

Claims ratio	55.6%	50.9%		55.6%	50.9%
Expense ratio	41.9%	42.3%		41.9%	42.3%

Combined ratio	97.5%	93.2%		97.5%	93.2%

Loss driven by financial market deterioration
• Investment portfolio de-risked

• Premium income up 3.6%

• APE up 8.5%, VNB up 11.9% excl. Romanian pension impact
INSURANCE EUROPE
Underlying result before tax (EUR million)
The rapid financial market deterioration drove Insurance Europe to a quarterly underlying loss before tax of EUR 186 million. Real estate income dropped to EUR -272 million because of negative revaluations on European properties. Negative revaluations and impairments on private equity resulted in a loss of EUR 174 million on this asset class. Operating expenses increased by EUR 90 million to EUR 480 million, putting further pressure on results.
Insurance Europe de-risked its investment portfolio during the quarter by selling proprietary equities and real estate, and by purchasing additional equity hedges. Interest rate exposure was reduced by narrowing the duration gap between proprietary fixed income investments and insurance liabilities.
Commercial activity held up well despite worsening economic conditions. New sales (APE) declined 16.6%, but excluding the one-time effect of the Romanian second-pillar pension fund launch in 2007, APE rose 8.5%. Sales growth was concentrated in the Netherlands, and was primarily attributable to the inclusion of group life renewals.
The value of new business (VNB) fell 53.0%, but increased 11.9% after adjusting for the Romanian pension fund impact in 2007. Excluding the Romanian pension fund, Central & Rest of Europe’s APE decreased 5.8% due to the adverse impact of the market turmoil on unit linked and variable annuity sales, whereas VNB rose 24.1%. Net pension fund inflows in Central & Rest of Europe were strong at EUR 479 million, on par with the fourth quarter of 2007.
Gross premium income rose 3.6% to EUR 2,469 million thanks to solid single-premium fixed-annuity sales in the Netherlands. In Belgium, sales of single-premium products with profit participation declined as the outlook for profit-sharing worsened. Premiums in Central & Rest of Europe fell 8.6%, mainly from lower sales of unit-linked contracts and variable annuities.
Operating expenses increased 23.1%, as the fourth quarter of 2007 contained a EUR 89 million release of employee benefits provisions. Expenses in Belgium & Luxembourg increased by EUR 13 million, of which EUR 7 million related to the legal transfer of ING’s investment management operations in Brussels from ING Bank to ING Insurance. Expenses in Central & Rest of Europe rose 8.1%, relating to investments in an operational efficiency programme.
In 2009, Insurance Europe will reduce headcount by about 1,100 full-time positions. As a result, 2009 expenses are expected to be reduced by around EUR 100 million from 2008 levels.
Page 7/29

INSURANCE AMERICAS
Insurance Americas: Key Figures

	Total			United States		Canada		Latin America
In EUR million	4Q2008	4Q2007	Change	4Q2008	4Q2007	4Q2008	4Q2007	4Q2008	4Q2007

Gross premium income	5,323	6,313	-15.7%	4,613	5,477	610	670	99	166
Operating expenses	614	619	-0.8%	421	399	136	137	58	83

Underlying result before tax	-992	439	-326.0%	-1,103	272	81	113	31	54

LIFE INSURANCE

Underlying result before tax	-1,084	313	-446.3%	-1,103	272			19	41

Single-premium sales	3,706	5,317	-30.3%	3,174	5,270			531	47
Annual-premium sales	465	473	-1.7%	350	343			115	129
Total new sales (APE)	836	1,004	-16.7%	667	870			168	134
Value of new business	49	111	-55.9%	21	77			27	35
Internal rate of return (YTD)	12.6%	11.8%		11.6%	11.3%			18.1%	15.8%

NON-LIFE INSURANCE

Underlying result before tax	92	126	-27.0%			81	113	12	13

Claims ratio	69.6%	70.6%				69.5%	65.7%	70.4%	81.6%
Expense ratio	27.4%	28.1%				29.1%	28.5%	16.7%	27.3%

Combined ratio	97.0%	98.7%				98.6%	94.2%	87.1%	108.9%

Results affected by volatile financial markets
• DAC unlocking of EUR -838 million

• US investment losses EUR 442 million

• APE down 16.7%; VNB declines 55.9%
INSURANCE AMERICAS
Underlying result before tax (EUR million)
Unprecedented market turmoil led to an underlying pre-tax loss of EUR 992 million for Insurance Americas. The US loss of EUR 1,103 million was driven by EUR 442 million of investment losses and EUR 838 million of negative DAC unlocking. Canada’s results fell 20.6%, excluding currency effects, due to lower underwriting results. Latin America’s results fell 38.0%, excluding FX effects, from lower investment gains and negative equity returns, although results did benefit from the acquired Santander business. The Argentine pension business was written off, causing a EUR 97 million net loss. As a further consequence, the Argentine annuity business is no longer viable, giving rise to a EUR 91 million after-tax loss. Both losses were recorded as special items.
Various product and risk initiatives have been undertaken given the current environment. These include de-risking actions for new variable annuity products, adjusting crediting rates on in-force fixed annuity products, and additional financial market hedging.
At year-end, the net liability provisions for both Insurance Americas and the US business in total were more than sufficient at the 90% and 50% confidence levels. However, as a result of the severe economic downturn during late 2008, provisions for US retail annuity products were insufficient at the 90% and 50% levels by EUR 1.6 billion and EUR 0.6 billion, respectively.
Life sales (APE) fell 22.3%, excluding FX effects. Variable annuity sales dropped 43.3% due to market deterioration. Fixed annuity sales jumped 77.5% as consumers sought safety in fixed products. Individual life sales fell 8.0%, and retirement services sales were down 12.9%. Net flows in retirement services and variable annuities declined 35.3%, but were strong at EUR 1,208 million.
Variable annuity products were modified and re-priced in response to market conditions. New business margins should improve as a result, but the value of new business in the coming quarter(s) may fall well short of levels attained in 2007 and early 2008.
Gross premiums fell 19.4%, excluding FX, on lower US variable annuity sales. Annuity sales in Latin America increased modestly. Life premium income declined 20.7%, excluding currency effects.
Operating expenses declined 2.2%, excluding FX. Excluding the CitiStreet and Santander acquisitions, expenses fell 11.1%, driven by lower compensation costs and expense reduction initiatives. In 2009, cost savings of roughly EUR 175 million and a headcount reduction of about 2,400 are targeted.
On 4 February 2009, ING announced the sale of its stake in ING Canada.
Page 8/29

INSURANCE ASIA/PACIFIC
Insurance Asia/Pacific: Key Figures

	Total			Australia & NZ		Japan		South Korea		Taiwan		Rest of Asia
In EUR million	4Q08	4Q07	Change	4Q08	4Q07	4Q08	4Q07	4Q08	4Q07	4Q08	4Q07	4Q08	4Q07

Gross premium income	1,900	3,095	-38.6%	75	82	799	1,015	703	866		795	323	337
Operating expenses	234	310	-24.5%	55	61	63	47	54	71		56	62	75

Underlying result before tax	-209	113	-285.0%	19	53	-244	-13	20	78		0	-4	-5

LIFE INSURANCE

Underlying result before tax	-209	113	-285.0%	19	53	-244	-13	20	78		0	-5	-7

Single-premium sales	836	2,033	-58.9%	299	1,056	471	709	43	49		146	24	73
Annual-premium sales	244	503	-51.5%	28	36	42	45	114	226		124	60	72
Total new sales (APE)	328	706	-53.5%	57	142	90	116	119	231		139	62	79
Value of new business	28	128	-78.1%	12	14	-4	5	12	41		56	9	12
Internal rate of return (YTD)	14.0%	16.8%		19.7%	21.4%	10.7%	11.1%	17.5%	22.8%		20.0%	12.9	10.2%

Markets impact Asia/Pacific results
•	SPVA hedge losses of EUR 269 million in Japan

•	Expenses fall 2.9% excluding Taiwan and FX

•	New sales down 40.5% excluding FX and Taiwan
INSURANCE ASIA/PACIFIC
Underlying result before tax (EUR million)
Declining equity markets and weak economic conditions eroded demand for investment-linked products, while also reducing assets under management (AUM). New sales (APE) fell 40.5%, excluding the divested Taiwan Life business and FX effects. Nevertheless, ING either maintained or improved market positions across the region.
Insurance Asia/Pacific reported an underlying loss before tax of EUR 209 million, mainly due to lower income and SPVA hedge losses in Japan.
Japan’s underlying loss before tax was EUR 244 million, primarily due to EUR 267 million of market-related hedge losses on SPVA due to extraordinary market volatility in October. Results in South Korea fell 74.4%, as increased profits from a higher in-force base could not compensate for negative revaluations on an equity position and fixed income impairments. Results in Australia/New Zealand fell 64.2%, driven by reduced interest income from the retirement of loans in the holding company. Growth of the premium base pushed results up 20.0% in Malaysia.
Exposures to equity and other risky asset classes were reduced to stabilise the balance sheet and reduce earnings volatility. The South Korean equity derivative fund marked-to-market through the P&L was sold, and public equity exposure on the balance sheet was scaled down.
Gross premium income fell 38.6%, or 19.4% excluding Taiwan and FX effects. Premium income decreased in Japan, mainly on lower SPVA sales. Premium income rose in South Korea, Australia and Malaysia (constant currencies). Commission income fell 42.0% from declines in AUM. Investment and other income was significantly higher as it included fair-value changes on derivatives used to hedge Japan’s guaranteed SPVA benefits, which were offset by increased benefit reserves.
Operating expenses fell 24.5%, or 2.9% excluding Taiwan and currency effects. Across Asia/Pacific, measures to reduce cost and headcount were introduced in the fourth quarter. These initiatives will lead to expense savings of about EUR 75 million in 2009, and an estimated headcount reduction of 700.
The value of new business (VNB) fell 58.2%, excluding Taiwan and currency effects. This was attributable to the decline in APE, as well as lower VNB on SPVA products, increased volatility, and a shift in South Korea’s product mix.
The sale of Taiwan Life resulted in a total net loss of EUR 292 million, and an economic capital release of EUR 5.7 billion. In December, ING raised its stake in ING Life Korea from 85.1% to 100% for a consideration of EUR 190 million.
At year end, the net liability provisions for Insurance Asia/Pacific (excluding Taiwan) were more than sufficient in total at the 90% and 50% confidence levels. As a result of the severe economic downturn during late 2008 and its effect on variable annuity products, provisions in Japan were insufficient at the 90% level by EUR 409 million, and at the 50% level by EUR 68 million.

Page 9/29

WHOLESALE BANKING
Wholesale Banking: Key Figures

						Structured		Leasing &		Financial
	Total			GL&PCM		Finance		Factoring		Markets		Real Estate		Other
In EUR million	4Q08	4Q07	Change	4Q08	4Q07	4Q08	4Q07	4Q08	4Q07	4Q08	4Q07	4Q08	4Q07	4Q08	4Q07

Total income	672	1,200	-44.0%	297	208	283	190	91	101	56	150	0	342	-56	209
Operating expenses	784	778	0.8%	162	140	94	86	61	60	174	160	211	193	81	139
Gross result	-112	422	-126.5%	135	68	189	103	30	42	-118	-10	-211	149	-137	70
Loan loss provision	254	-90		82	-101	112	-2	23	9	1	2	37	4	0	-1

Underlying result before tax	-366	512	-171.5%	53	169	77	106	7	32	-119	-12	-248	145	-137	71

KEY FIGURES
Cost/income ratio	116.7%	64.8%		54.5%	67.3%	33.2%	45.6%	66.8%	59.0%	311.5%	106.4%	n.a.	56.5%	n.a.	66.4%
Underlying RAROC after tax	-7.9%	13.6%		10.3%	3.3%	27.7%	27.4%	9.2%	19.9%	-10.0%	2.1%	-36.9%	17.8%	-70.8%	74.1%
Economic capital (average over period)	9,948	7,790	27.7%	2,175	1,774	1,554	991	454	536	3,144	2,315	2,030	1,845	590	328

Results impacted by real estate revaluations
•	Real estate revaluations and impairments of EUR -332 million

•	EUR 171 million of credit-related markdowns and impairments

•	Higher risk costs leading to a net addition of EUR 254 million
WHOLESALE BANKING
Underlying result before tax (EUR million)
Wholesale Banking results were impacted by the deepening global recession. Commercial performance in General Lending & PCM and Structured Finance was resilient, supported by higher volumes and margins. However, at ING Real Estate, negative revaluations resulting from increasing pressure on real estate prices remained a key challenge. Certain other businesses, in particular Equity Markets and the proprietary trading activities, also felt the impact of the turmoil.
Wholesale Banking is taking several steps to reduce risk and expenses. In 2009, the balance sheet will be reduced by decreasing exposure to trading, select investments and assets, and pressurised and volatile businesses. To support profitability, the client coverage model is being right-sized in non-core markets. The Equity Markets and proprietary trading businesses are being downsized, and restructurings are occurring within ING Real Estate and ING Lease. For these initiatives, EUR 48 million of restructuring costs were taken to reduce headcount by 425 full-time positions; 200 of these reductions were effected in the quarter. For 2009, a cost reduction of about EUR 350 million is targeted versus 2008 levels, reducing headcount by approximately 1,200 additional positions.
Impairments and negative revaluations totalled EUR 503 million for the quarter. Combined with an increase in loan loss provisions, this resulted in an underlying pre-tax result of EUR -366 million, compared with a profit of EUR 512 million in the fourth quarter of 2007.
Income fell 44.0%, largely attributable to EUR 276 million of negative fair value changes at ING Real Estate and EUR 171 million in credit-related markdowns and impairments mainly at Financial Markets. General Lending & PCM posted a 42.8% rise in income, achieving its sixth consecutive quarter of higher revenues, thanks to both higher interest margins and increased volumes. Structured Finance income rose 48.9%, supported by favourable results in Natural Resources and International Trade & Export Finance, both of which were consistently strong in 2008. Leasing & Factoring income declined 9.9%, as lower prices for used vehicles remained a challenge. At ING Real Estate, EUR 276 million of negative fair value changes brought quarterly income to zero. Other income declined sharply primarily due to EUR 41 million of capital losses.
Operating expenses rose only 0.8%, despite EUR 56 million of impairments on development projects at ING Real Estate and EUR 48 million of restructuring charges, which were offset by lower performance-related payments.
The net addition to loan loss provisions amounted to EUR 254 million, or an annualised 67 basis points of average credit-risk-weighted assets, mainly attributable to General Lending & PCM and Structured Finance.
RAROC after tax fell to -7.9%, pushed downward by impairments, negative revaluations and a 27.7% increase in economic capital from Basel II model changes and higher market risk capital.

Page 10/29

RETAIL BANKING
Retail Banking: Key Figures

		Total		Netherlands		Belgium		Central Europe		Asia
In EUR million	4Q2008	4Q2007	Change	4Q2008	4Q2007	4Q2008	4Q2007	4Q2008	4Q2007	4Q2008	4Q2007

Total underlying income	1,690	1,860	-9.1%	1,011	1,178	447	473	169	126	63	83
Operating expenses	1,408	1,245	13.1%	804	696	355	367	192	111	56	71
Gross result	282	615	-54.1%	207	482	91	106	-23	15	7	12
Addition to loan loss provision	207	93	122.6%	91	82	29	11	44	-1	43	1

Underlying result before tax	75	522	-85.6%	116	400	63	94	-68	16	-35	11

KEY FIGURES
Underlying cost/income ratio	83.3%	66.9%		79.6%	59.1%	79.6%	77.6%	113.8%	88.1%	88.2%	85.1%
Underlying RAROC after tax	7.3%	31.6%		19.7%	53.2%	20.8%	41.3%	-24.7%	8.6%	-0.6%	-0.2%
Economic capital (average over period)	6,244	5,354	16.6%	2,629	2,495	1,002	831	1,061	289	1,552	1,739

Headwinds from margin pressure and savings competition
•	Intense competition for savings and deposits continues

•	Losses in mid-corporates on Financial Markets products

•	Market downturn puts pressure on management fees
RETAIL BANKING
Underlying result before tax (EUR million)
The banking crisis and economic slowdown triggered lower volume growth in deposits and lending, lower commission income, and an increase in risk costs. These effects were in addition to already intense competition for savings and margin pressure, compounding the marketplace difficulties.
The commercial impact of the liquidity crisis varied in each of ING’s markets. In the Netherlands, ING managed to increase savings and deposits in 2008 by EUR 1.1 billion. The Netherlands experienced limited savings and deposit outflows in October and November, followed by inflows in December and January. Margins remained under pressure throughout the fourth quarter. In Belgium, savings and deposits inflows increased over the course of 2008, with margins improving in the fourth quarter. In Poland, ING gave preference to margin amid intense competition in the fourth quarter, relinquishing some of the strong volume gains from earlier in the year. In Romania, deposits grew 6% in the fourth quarter. Mortgage production decreased in all countries.
Underlying result before tax fell to EUR 75 million, compared with EUR 522 million in the fourth quarter of 2007. Results were severely impacted by increased margin pressure caused by intense competition for savings and turbulence in the financial markets, which impacted the mid-corporate segment. Additionally, lower equity markets resulted in reduced fees on asset management products.
Total underlying income declined 9.1% to EUR 1,690 million. Excluding market- related losses, income was down 4.5%.
Operating expenses rose 13.1%, or 7.6% when excluding ING Bank Turkey. In the Benelux, expenses rose 9%, due to the last push for the Dutch retail bank integration. Outside the Benelux, operating expenses were flat excluding ING Bank Turkey, as investments in branch expansion were offset by lower staff costs in Private Banking and favourable currency effects.
In this increasingly competitive environment, Retail Banking will place greater emphasis on cost reduction and de-risking. Investments in the Benelux will be continued through branch network consolidation and the migration towards the ‘internet-first model’. ING remains committed to growth in emerging markets, but will decelerate the pace of expansion. In 2009, a decline in the cost base of about EUR 150 million and a headcount reduction of about 800 are planned. This headcount reduction is in addition to previously announced reductions relating to the Dutch retail bank merger.
The net addition to loan loss provisions rose to EUR 207 million. This is mainly explained by EUR 38 million in Private Banking Asia, as prices of assets that served as underlying collateral for loans decreased significantly. Furthermore, risk costs increased due to the inclusion of ING Bank Turkey and higher risk costs in the mid-corporate segment.
Underlying RAROC after tax declined to 7.3% due to lower results and a EUR 0.9 billion increase in economic capital, of which EUR 0.8 billion is explained by the inclusion of ING Bank Turkey.

Page 11/29

ING DIRECT
ING Direct: Key Figures

In EUR million	4Q2008	4Q2007	Change

Total underlying income	-838	529	-258.4%
Operating expenses	458	428	7.0%
Gross result	-1,296	101	n.a.
Addition to loan loss provision	115	28	310.7%

Underlying result before tax	-1,411	73	n.a.

KEY FIGURES
Interest margin	0.99%	0.74%
Cost/income ratio	n.a.	80.9%
Underlying RAROC after tax	-84.8%	9.5%
Economic capital (average over period)	3,991	2,559	56.0%

Quarterly loss driven by Alt-A impairments
•	EUR 1,670 million of pre-tax impairments primarily on Alt-A

•	Illiquid Assets Back-up Facility reduces future Alt-A exposure

•	Interest margin up to 0.99% following rate reductions
TOTAL RETAIL BALANCES
(EUR bln, end of period)
ING DIRECT
Underlying result before tax (EUR million)
Although commercial performance remained positive amidst the fourth quarter turbulence, ING Direct posted an underlying loss before tax of EUR 1,411 million. The loss was driven by the substantial deterioration in the US housing market. Rising delinquencies, house price declines and a revision in the ultimate loss outlook led to a EUR 263 million credit impairment primarily on ING Direct’s Alt-A RMBS portfolio. This triggered a EUR 1,670 million pre-tax impairment through the P&L under IFRS accounting rules. The fair value of the Alt-A RMBS portfolio declined to 67% from 76% at the end of the third quarter.
ING Direct is actively reducing risks as a response to the challenging environment. The Illiquid Assets Back-up Facility extended by the Dutch State represents a significant milestone in these efforts, as it will reduce the impact of potential losses on the Alt-A RMBS portfolio by 80%. Additionally, in January 2009 ING Direct reclassified EUR 22.8 billion of European RMBS, ABS, CMBS and covered bonds from ‘Available for Sale’ to ‘Loans’, mitigating further volatility in IFRS equity. The launch of ING Direct Japan has been cancelled, in line with the Group’s decision to focus on existing core businesses and to preserve capital.
Production of client retail balances reached EUR 3.3 billion. However, including negative FX and market impacts, client retail balances declined by 2.2% to EUR 322.7 billion at the end of December. Funds entrusted decreased by EUR 3.1 billion (at constant FX) including the acquired deposits of Kaupthing Edge and Heritable Bank in October. The decline was partly driven by fund transfers from savings to investment products and seasonal patterns. Furthermore, customers continued to re-allocate to maximise protection from government guarantees, causing account rebalancing. From the end of October, ING Direct has returned to growth. Total production of funds entrusted in January 2009 was EUR 3.8 billion.
Residential mortgages grew by EUR 5.8 billion at comparable exchange rates. Excluding a EUR 1.6 billion positive hedge impact, underlying production was EUR 4.1 billion, primarily in Germany, the US and Italy. Off-balance sheet funds declined by EUR 1.1 billion, as inflows in Germany and the US were offset by negative market impacts. ING Direct added 472,000 new clients, an increase of 2.2% versus 30 September.
Total underlying income was EUR -838 million, including the EUR 1,670 million of impairments. Interest results were up strongly by 42.9% thanks to rate cuts from central banks worldwide. Despite the ongoing competition for retail funds and higher funding costs, the interest margin rose to 0.99%.
Operating expenses rose 7.0%, mainly from higher marketing costs and the inclusion of Interhyp from August 2008. Investment costs decreased 15% from the prior quarter to EUR 75 million. In 2009, ING Direct will reduce expenses by about EUR 150 million through lower operating and marketing expenses, and a headcount reduction of approximately 600 full-time positions.
The addition to the provision for loan losses was EUR 115 million, driven by an increase in the US reflecting higher delinquencies in the mortgage market and lower recoveries. In ING Direct’s US mortgage portfolio, non-performing loans rose to 2.7% from 1.9% at 31 September. The portfolio continues to perform better than the benchmark for prime adjustable-rate mortgages.
The high level of impairments drove after-tax RAROC to -84.8%. Excluding impairments after-tax RAROC was approximately 22%. Average economic capital rose 56% to EUR 4.0 billion, reflecting methodology enhancements to capture higher risk and volatility in the current environment.

Page 12/29

APPENDICES

Appendix 1:	Key Figures per Quarter

Appendix 2:	Divestments & Special Items

Appendix 3:	ING Group Consolidated P&L: 4th Quarter

Appendix 4:	ING Group Consolidated P&L: Full Year 2008

Appendix 5:	ING Group Consolidated Balance Sheet

Appendix 6:	ING Group Change in Shareholders’ Equity

Appendix 7:	ING Group Shareholders’ Equity

Appendix 8:	Insurance P&L by Business Line

Appendix 9:	Insurance Investment & Other Income

Appendix 10:	Banking P&L by Business Line

Appendix 11:	Banking Commission, Investment & Other Income

Appendix 12:	Life New Business Production

Appendix 13:	Subprime RMBS, Alt-A RMBS and CDO/CLOs at 31 December 2008

Appendix 14:	Pre-Tax Impairments, Fair Value Adjustments, Revaluations and Other Market Impacts

Appendix 15:	Financial Assets at Fair Value by Classification

Appendix 16:	Accounting Treatment of Financial Assets
Additional information is available in the following documents published at www.ing.com
- ING Group Quarterly Report
- ING Group Statistical Supplement
- Analyst Presentation
- US Statistical Supplement
ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).
In preparing the financial information in this press release, the same accounting principles are applied as in the 2007 ING Group Annual Accounts. The financial statements for 2008 are in progress and may be subject to adjustments from subsequent events. All figures in this press release are unaudited. Small differences are possible in the tables due to rounding.
Certain of the statements contained in this release are statements of future expectations and other forward looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

Page 13/29

APPENDIX 1: KEY FIGURES PER QUARTER
ING Group: Key Figures per Quarter

In EUR million	4Q2008	3Q2008	2Q2008	1Q2008	4Q2007	3Q2007	2Q2007	1Q2007

Underlying result before tax
Insurance Europe	-186	101	397	339	357	362	679	441
Insurance Americas	-992	-214	375	297	439	490	579	555
Insurance Asia/Pacific	-209	19	124	182	112	151	153	159
Corporate line Insurance	-1,149	-453	250	-117	897	291	531	-84

Underlying result before tax from Insurance	-2,536	-547	1,146	702	1,805	1,294	1,942	1,071

Wholesale Banking	-366	40	365	570	512	279	604	665
Retail Banking	75	420	558	638	522	651	619	610
ING Direct	-1,411	-47	179	155	73	120	171	165
Corporate line Banking	-139	-629	-2	43	45	53	-65	-56

Underlying result before tax from Banking	-1,841	-216	1,101	1,405	1,151	1,103	1,329	1,384

Underlying result before tax	-4,377	-763	2,247	2,107	2,957	2,397	3,271	2,455

Taxation	-1,230	-185	329	509	260	375	467	504
Underlying result before minority interests	-3,147	-578	1,918	1,598	2,697	2,022	2,812	1,938
Minority interests	-46	8	-23	24	53	72	76	65

Underlying net result	-3,101	-585	1,941	1,574	2,644	1,950	2,727	1,887

Net gains/losses on divestments	-217	178	2	45	-37	444
Net result from divested units	-74	4	5	15	-26	-5	20	7
Special items after tax	-320	-74	-28	-94	-98	-83	-188

Net result	-3,711	-478	1,920	1,540	2,482	2,306	2,559	1,894

Result per share (in EUR)	-1.82	-0.22	0.94	0.74	1.18	1.08	1.18	0.88

Page 14/29

APPENDIX 2: DIVESTMENTS & SPECIAL ITEMS
Divestments & Special items after tax per Quarter

In EUR million	4Q2008	3Q2008	2Q2008	1Q2008	4Q2007	3Q2007	2Q2007	1Q2007

Underlying net result	-3,101	-585	1,941	1,574	2,644	1,950	2,727	1,887

Net gains/losses on divestments
- sale Taiwan	-214
- sale Mexico Insurance		182
- sale Chile Health	-3	-4		62
- sale NRG			2	-17	-129
- IPO Brasil					93
- sale Belgian broker business						418
- sale RegioBank						26

Total gains/losses on divestments	-217	178	2	45	-37	444

Net result from divested units[1]	-74	4	5	15	-26	-5	20	7

Net special items:
- nationalisation / annuity business in Argentina	-188
- integration costs Citistreet	-13	-47
- restructuring provisions and hedges OYAK Bank					-76	-71
- not launching ING Direct Japan	-65
- combining ING Bank and Postbank	-54	-27	-22	-24	-23	-12	-188
- unwinding Postkantoren BV/rebuilding branch network			-6	-70

Total special items	-320	-74	-28	-94	-98	-83	-188

Net result	-3,711	-478	1,920	1,540	2,482	2,306	2,559	1,894

[1]	Including EUR-77 million for Taiwan

Page 15/29

APPENDIX 3: ING GROUP CONSOLIDATED P&L: 4TH QUARTER
ING Group: Consolidated Profit & Loss Account on Underlying Basis

	ING Group[1]			Insurance		Banking
In EUR million	4Q2008	4Q2007	Change	4Q2008	4Q2007	4Q2008	4Q2007

Gross premium income	9,703	11,802	-17.8%	9,703	11,802
Interest result banking operations	3,231	2,298	40.6%			3,217	2,308
Commission income	1,216	1,179	3.1%	497	491	719	688
Total investment & other income	-609	4,385	-113.9%	2,014	3,749	-2,514	696

Total underlying income	13,540	19,664	-31.2%	12,214	16,042	1,421	3,692

Underwriting expenditure	13,004	12,586	3.3%	13,004	12,586
Operating expenses	4,036	3,857	4.6%	1,350	1,348	2,686	2,509
Other interest expenses	267	233	14.6%	362	301
Addition to loan loss provisions/impairments	610	32		34	1	576	31

Total underlying expenditure	17,917	16,707	7.2%	14,750	14,237	3,262	2,540

Underlying result before tax	-4,377	2,957	-248.0%	-2,536	1,805	-1,841	1,151

Taxation	-1,230	260	-573.1%	-493	110	-737	150
Underlying result before minority interests	-3,147	2,697	-216.7%	-2,043	1,695	-1,104	1,001
Minority interests	-46	53	-186.8%	-7	27	-39	26

Underlying net result	-3,101	2,644	-217.3%	-2,036	1,669	-1,065	975

Net gains/losses on divestments	-217	-37		-217	-37
Net result from divested units	-74	-26		-74	-26
Special items after tax	-320	-98		-201		-119	-98

Net result	-3,711	2,482	-249.5%	-2,527	1,605	-1,184	877

[1]	Including inter-company eliminations
     Page 16/29

APPENDIX 4: ING GROUP CONSOLIDATED P&L: FULL YEAR 2008
ING Group: Consolidated Profit & Loss Account on Underlying Basis

	ING Group[1]			Insurance		Banking
In EUR million	FY2008	FY2007	Change	FY2008	FY2007	FY2008	FY2007

Gross premium income	43,151	45,044	-4.2%	43,151	45,044
Interest result banking operations	11,042	9,001	22.7%			11,085	9,061
Commission income	4,959	4,833	2.6%	2,064	1,907	2,895	2,926
Total investment & other income	6,522	15,317	-57.4%	9,020	12,853	-2,250	2,627

Total underlying income	65,675	74,196	-11.5%	54,235	59,805	11,731	14,614

Underwriting expenditure	48,910	47,154	3.7%	48,910	47,154
Operating expenses	15,190	14,742	3.0%	5,188	5,220	10,002	9,522
Other interest expenses	978	1,094	-10.6%	1,269	1,317
Addition to loan loss provisions/impairments	1,383	126	n.a.	103	1	1,280	125

Total underlying expenditure	66,461	63,116	5.3%	55,471	53,692	11,282	9,647

Underlying result before tax	-786	11,080	-107.1%	-1,235	6,113	449	4,967

Taxation	-577	1,605	-136.0%	-373	732	-204	873
Underlying result before minority interests	-209	9,475	-102.2%	-862	5,381	653	4,094
Minority interests	-38	267	-114.2%	31	155	-69	112

Underlying net result	-171	9,208	-101.9%	-893	5,226	722	3,982

Net gains/losses on divestments	7	407		7	381		26
Net result from divested units	-50	-4		-50	-4
Special items after tax	-515	-369		-248		-267	-369

Net result	-729	9,241	-107.9%	-1,183	5,603	454	3,638

Result per share[2]	-0.36	4.32	-108.3%

Earnings per share	-0.56

[1]	Including inter-company eliminations

[2]	Result per share differs from Earnings per share under IFRS for the treatment of the non-voting equity securities
Page 17/29

APPENDIX 5: ING GROUP CONSOLIDATED BALANCE SHEET
ING Group: Consolidated Balance Sheet

	ING Group		ING Verzekeringen NV		ING Bank NV		Holdings/Eliminations
in EUR million	31 Dec. 08	30 Sept. 08	31 Dec. 08	30 Sept. 08	31 Dec. 08	30 Sept. 08	31 Dec. 08	30 Sept. 08

Cash and balances with central banks	22,045	20,747	14,440	4,662	18,169	16,899	-10,564	-814
Amounts due from banks	48,447	68,575			48,447	68,575
Financial assets at fair value through P&L	280,504	294,127	106,036	112,614	175,023	182,566	-555	-1,053
Investments	258,291	271,868	109,486	119,960	148,805	151,909
Loans and advances to customers	619,791	631,474	25,635	30,469	598,328	608,286	-4,172	-7,282
Reinsurance contracts	5,797	5,966	5,797	5,966
Investments in associates	4,355	5,052	2,723	3,014	1,813	2,172	-180	-134
Real estate investments	4,300	4,694	1,118	1,422	2,884	3,271	298
Property and equipment	6,396	6,361	710	818	5,686	5,544
Intangible assets	6,915	7,549	4,731	5,187	2,415	2,449	-231	-87
Deferred acquisition costs	11,843	12,295	11,843	12,295
Other assets	62,977	47,106	29,700	14,179	33,120	33,969	157	-1,042

Total assets	1,331,663	1,375,814	312,220	310,586	1,034,689	1,075,640	-15,247	-10,412

Shareholders’ equity (in parent)	17,334	23,723	11,892	12,292	22,889	19,024	-17,447	-7,592
Minority interests	1,594	1,911	520	785	1,232	1,323	-159	-197
Non-voting equity securities (“Core tier-1 securities”)	10,000						10,000

Total equity	28,928	25,634	12,413	13,077	24,121	20,347	-7,606	-7,789

Subordinated loans	10,281	10,178	6,928	7,364	21,657	20,498	-18,304	-17,684
Debt securities in issue	96,488	99,978	4,728	4,752	84,272	87,876	7,488	7,349
Other borrowed funds	31,198	26,426	13,153	9,309			18,045	17,117
Insurance and investment contracts	240,790	259,752	240,790	259,752
Amounts due to banks	152,265	178,290			152,265	178,289
Customer deposits and other funds on deposits	522,783	557,203			537,683	565,760	-14,900	-8,557
Financial liabilities at Fair Value through P&L	188,398	172,614	5,217	2,229	183,671	170,531	-489	-146
Other liabilities	60,532	45,738	28,991	14,102	31,021	32,339	520	-703

Total liabilities	1,302,735	1,350,179	299,807	297,509	1,010,568	1,055,293	-7,641	-2,623

Total equity and liabilities	1,331,663	1,375,814	312,220	310,586	1,034,689	1,075,640	-15,247	-10,412

Page 18/29

APPENDIX 6: ING GROUP CHANGE IN SHAREHOLDERS’ EQUITY
ING Group: Change in Shareholders’ Equity

	ING Group		ING Verzekeringen NV		ING Bank NV		Holdings/Eliminations
in EUR million	4Q 2008	FY 2008	4Q 2008	FY 2008	4Q 2008	FY 2008	4Q 2008	FY 2008

Shareholders’ equity beginning of period	23,723	37,208	12,292	17,911	19,024	25,511	-7,593	-6,214

Net result for the period	-3,711	-728	-2,525	-1,265	-999	772	-187	-236
Unrealised revaluations of equity securities	-1,388	-5,639	-1,450	-4,127	62	-1,344		-168
Unrealised revaluations of debt securities	-3,229	-13,332	-2,685	-7,895	-544	-5,437
Deferred interest crediting to life policyholders	378	2,193	378	2,193
Realised gains/losses equity securities released to P&L	937	783	840	554	97	174		55
Realised gains/losses debt securities realised to P&L	1,215	1,813	116	464	1,099	1,349
Change in cashflow hedge reserve	668	746	1,090	1,350	-355	-556	-67	-48
Other revaluations	-172	-14	-176	-29	9	20	-5	-5
Changes in treasury shares
- due to the share buyback programme and hedge	-64	-2,030					-64	-2,030
- portfolio employee options	449	4,904					449	4,904
- due to the cancellation of shares	-449	-4,904					-449	-4,904
Exchange rate differences	-623	-564	-69	-106	-553	-457	-1	-1
Excercise of warrants and options/capital injections		448	4,050	5,450	5,000	7,200	-9,050	-12,202
Cash dividend/coupon to the Dutch State	-425	-3,600		-2,800		-4,250	-425	3,450
Employee stock option and share plans	-5	31	-18	40	10	67	3	-76
Other revaluations	30	20	49	152	39	-160	-58	28

Total changes	-6,389	-19,874	-400	-6,019	3,865	-2,622	-9,854	-11,233

Shareholders’ equity end of period	17,334	17,334	11,892	11,892	22,889	22,889	-17,447	-17,447

Page 19/29

APPENDIX 7: ING GROUP SHAREHOLDERS’ EQUITY
ING Group: Shareholders’ Equity

	ING Group		ING Verzekeringen NV		ING Bank NV		Holdings/Eliminations
in EUR million	31 Dec. 08	30 Sept. 08	31 Dec. 08	30 Sept. 08	31 Dec. 08	30 Sept. 08	31 Dec. 08	30 Sept. 08

Share capital	495	499	174	174	525	525	-204	-200
Share premium	9,182	9,182	9,824	5,774	16,392	11,392	-17,034	-7,984
Revaluation reserve equity securities	973	1,424	-107	503	1,020	861	60	60
Revaluation reserve debt securities	-13,456	-11,442	-8,271	-5,702	-5,185	-5,740
Revaluation reserve crediting to life policyholders	2,235	1,857	2,235	1,857
Revaluation reserve cashflow hedge	1.177	509	1,360	270	-129	226	-54	13
Other revaluation reserve	569	733	138	306	436	427	-5
Currency translation reserve	-1,918	-1,295	-1,192	-1,123	-476	77	-250	-249
Treasury shares reserve	-866	-1,251					-866	-1,251
Other reserves	18,943	23,507	7,731	10,233	10,306	11,256	906	2,018

Shareholders’ equity	17,334	23,723	11,892	12,292	22,889	19,024	-17,447	-7,593

Minority interests	1,594	1,911	520	785	1,232	1,323	-159	-196
Non-voting equity securities (“Core tier-1 securities”)	10,000						10,000

Total equity	28,928	25,634	12,413	13,077	24,121	20,347	-7,606	-7,789

Page 20/29

APPENDIX 8: INSURANCE P&L BY BUSINESS LINE
Insurance: Profit & Loss Account

	Total Insurance			Insurance Europe			Insurance Americas			Insurance Asia/Pacific			Corporate Line
In EUR million	4Q2008	4Q2007	Change	4Q2008	4Q2007	Change	4Q2008	4Q2007	Change	4Q2008	4Q2007	Change	4Q2008	4Q2007

Gross premium income	9,703	11,802	-17.8%	2,469	2,383	3.6%	5,323	6,313	-15.7%	1,900	3,095	-38.6%	10	13
Commission income	497	491	1.2%	123	116	6.0%	316	273	15.8%	58	100	-42.0%	1	2
Direct investment income	2,225	2,702	-17.7%	934	930	0.4%	1,225	1,473	-16.8%	236	430	-45.1%	-171	-130
Realised gains & fair value changes	-212	1,047	-120.2%	-40	79	-150.6%	-245	-207	-17.8%	1,100	86		-1,027	1,089
Total investment & other income	2,013	3,749	-46.3%	894	1,008	-11.3%	980	1,266	-22.6%	1,336	516	158.9%	-1,198	959

Total underlying income	12,213	16,042	-23.9%	3,486	3,507	-0.6%	6,619	7,852	-15.7%	3,294	3,711	-11.2%	-1,187	974

Underwriting expenditure	13,003	12,586	3.3%	3,043	2,661	14.4%	6,946	6,706	3.6%	3,013	3,206	-6.0%	2	12
Operating expenses	1,350	1,348	0.1%	480	390	23.1%	614	619	-0.8%	234	310	-24.5%	22	29
Other interest expenses	362	301	20.3%	148	99	49.5%	50	88	-43.2%	256	81	216.0%	-93	34
Other impairments	34	1		2	1	100.0%	1						32

Total underlying expenditure	14,749	14,237	3.6%	3,673	3,150	16.6%	7,611	7,413	2.7%	3,503	3,598	-2.6%	-37	75

Underlying result before tax	-2,536	1,805	-240.5%	-186	358	-152.0%	-992	439	-326.0%	-209	113	-285.0%	-1,149	897

Taxation	-493	110	-548.2%	13	56	-76.8%	-254	87	-392.0%	-61	7	-971.4%	-192	-39
Result before minority interests	-2,042	1,695	-220.5%	-200	302	-166.2%	-738	352	-309.7%	-148	106	-239.6%	-957	936
Minority interests	-7	27	-125.9%	-1	5	-120.0%	21	26	-19.2%	3	12	-75.0%	-30	-16

Underlying net result	-2,036	1,669	-222.0%	-199	296	-167.2%	-759	326	-332.8%	-151	94	-260.6%	-927	952

Net gains/losses on divestments	-217	-37					-3	93		-214				-129
Net result from divested units	-74	-26					3	-26		-78
Special items after tax	-201		4				-201

Net result from Insurance	-2,527	1,605	-257.5%	-199	296	-167.2%	-960	392	-344.9%	-443	94	-571.3%	-927	823

KEY FIGURES
Assets under management (end of period)	403	474	-15.0%	135	155	-12.9%	186	213	-12.7%	82	106	-22.6%
Staff (FTEs end of period)	49,551	58,451	-15.2%	14,533	14,452	0.6%	26,043	33,276	-21.7%	8,922	10,655	-16.3%

Page 21/29

APPENDIX 9: INSURANCE INVESTMENT & OTHER INCOME
Insurance Investment & Other Income

	Total Insurance			Insurance Europe			Insurance Americas			Insurance Asia/Pacific			Corporate Line
In EUR million	4Q2008	4Q2007	Change	4Q2008	4Q2007	Change	4Q2008	4Q2007	Change	4Q2008	4Q2007	Change	4Q2008	4Q2007

Income from debt securities and loans	2,097	1,716		675	672		1,173	1,330		172	242		76	-528
Dividend income	67	175		10	84		48	50		8	40			1
Rental income	15	25		11	18		4	5			2
Other	47	787		238	156		1	88		55	146		-247	397

Direct investment income	2,225	2,702	-17.7%	934	930	0.4%	1,225	1,473	-16.8%	236	430	-45.1%	-171	-130

Realised gains/losses on bonds	-206	-56		23	6		-235	-66		9	4		-4
Realised gains/losses on equities	-869	1,258		18	72		25	23		-20	16		-891	1,147
Realised gains/losses & fair value changes private equity	-209	6		-203	6					-6
Change in fair value real estate investments	-280	-19		-282	-15					1	-4
Change in fair value non-trading derivatives	1,353	-142		404	10		-35	-165		1,115	71		-132	-58

Realised gains/losses & fair value changes on investments	-212	1,047	-120.2%	-40	79	-150.6%	-245	-207	n.a.	1,100	86	n.a.	-1,027	1,089

Total underlying investment & other income	2,013	3,749	-46.3%	894	1,008	-11.3%	980	1,266	-22.6%	1,336	516	158.9%	-1,198	958

Page 22/29

APPENDIX 10: BANKING P&L BY BUSINESS LINE
Banking: Profit & Loss Account

	Total Banking			Wholesale Banking			Retail Banking			ING Direct			Corporate Line
In EUR million	4Q2008	4Q2007	Change	4Q2008	4Q2007	Change	4Q2008	4Q2007	Change	4Q2008	4Q2007	Change	4Q2008	4Q2007

Interest result	3,217	2,308	39.4%	1,145	449	155.0%	1,427	1,352	5.5%	696	487	42.9%	-52	20
Commission income	719	688	4.5%	297	281	5.7%	318	383	-17.0%	105	26	303.8%	-1	-2
Investment income	-1,846	148		-126	164	-176.8%	-5	9	-155.6%	-1,640	-24		-76	-2
Other income	-668	548	-221.9%	-645	305	-311.5%	-51	116	-144.0%	1	40	-97.5%	27	87

Total underlying income	1,421	3,692	-61.5%	672	1,200	-44.0%	1,690	1,860	-9.1%	-838	529	-258.4%	-102	102

Operating expenses	2,686	2,509	7.1%	784	778	0.8%	1,408	1,245	13.1%	458	428	7.0%	37	58
Gross result	-1,265	1,183	-206.9%	-112	422	-126.5%	282	615	-54.1%	-1,296	101		-139	45
Addition to loan loss provision	576	31		254	-90		207	93	122.6%	115	28	310.7%	0	0

Underlying result before tax	-1,841	1,151	-259.9%	-366	512	-171.5%	75	522	-85.6%	-1,411	73		-139	45

Taxation	-737	150	-591.3%	-82	102	-180.4%	24	103	-76.7%	-512	11		-167	-66
Result before minority interests	-1,104	1,001	-210.3%	-284	410	-169.3%	52	419	-87.6%	-899	62		28	111
Minority interests	-39	26	-250.0%	-40	15	-366.7%	1	11	-90.9%	0	0		0	0

Underlying net result	-1,065	975	-209.2%	-244	395	-161.8%	50	408	-87.7%	-899	62		28	110

Net gains/losses on divestments	0	0		0	0		0	0		0	0		0	0
Net result from divested units	0	0		0	0		0	0		0	0		0	0
Special items after tax	-119	-98		0	-36		-54	-57		-65	0		0	-6

Net result from Banking	-1,184	877	-235.0%	-244	359	-168.0%	-3	351	-100.9%	-965	62		28	105

KEY FIGURES
Net return on equity (year-to-date)	1.8%	16.7%
Interest margin	1.19%	0.94%								0.99%	0.74%
Underlying cost/income ratio	189.0%	68.0%		116.7%	64.8%		83.3%	66.9%		n.a.	80.9%
Risk costs in bp of average CRWA	81	3		67	-23		107	25		87	14
Risk-weighted assets (end of period)	343,388	402,727	-14.7%	177,197	165,921	6.8%	95,002	153,828	-38.2%	67,864	79,674	-14.8%	3,324	3,303
Underlying RAROC before tax	-29.5%	21.5%		-9.9%	17.2%		9.6%	39.3%		-133.1%	11.2%
Underlying RAROC after tax	-17.3%	19.2%		-7.9%	13.6%		7.3%	31.6%		-84.8%	9.5%
Economic capital (average over period)	22,227	16,424	35.3%	9,948	7,790	27.7%	6,244	5,354	16.6%	3,991	2,559	56.0%	2,043	721
Staff (FTEs end of period)	75,109	66,182	13.5%	15,463	15,014	3.0%	49,665	42,285	17.5%	9,980	8,883	12.3%

Page 23/29

APPENDIX 11: BANKING COMMISSION, INVESTMENT & OTHER INCOME
Banking Commission, Investment & Other Income

	Total Banking			Wholesale Banking			Retail Banking			ING Direct			Corporate Line
In EUR million	4Q2008	4Q2007	Change	4Q2008	4Q2007	Change	4Q2008	4Q2007	Change	4Q2008	4Q2007	Change	4Q2008	4Q2007

Funds transfer	173	158	9.5%	26	14	85.7%	134	138	-2.9%	13	7	85.7%	0	0
Securities business	202	126	60.3%	61	8	662.5%	65	98	-33.7%	76	17	347.1%	0	4
Insurance broking	40	40	0.0%	3	-1		36	39	-7.7%	0	1	-100.0%	0	0
Management fees	161	250	-35.6%	97	152	-36.2%	61	95	-35.8%	3	3	0.0%	0	-1
Brokerage and advisory fees	57	80	-28.8%	47	73	-35.6%	7	5	40.0%	2	2	0.0%	0	0
Other	87	34	155.9%	62	35	77.1%	16	7	128.6%	10	-3		-1	-5

Total underlying commission income	719	688	4.5%	297	281	5.7%	318	383	-17.0%	105	26	303.8%	-1	-2

Rental income	48	58	-17.2%	50	62	-19.4%	0	-2		0	0		-2	-2
Other investment income	2	25	-92.0%	2	14	-85.7%	3	12	-75.0%	0	0		-3	-1

Direct income from investments	50	83	-39.8%	53	76	-30.3%	3	10	-70.0%	0	0		-5	-3

Realised gains/losses on bonds	-1,721	-47		-72	-28		-3	4	-175.0%	-1,645	-24		0	1
Realised gains/losses on equities	-112	103	-208.7%	-38	107	-135.5%	-4	-4		0	0		-70	0
Change in fair value real estate	-63	10	-730.0%	-68	10	-780.0%	0	0		5	0		0	0

Realised gains/losses & fair value changes	-1,896	65		-178	88	-302.3%	-8	-1		-1,640	-24		-70	1

Total underlying investment income	-1,846	148		-126	164	-176.8%	-5	9	-155.6%	-1,640	-24		-76	-2

Valuation results non-trading derivatives	-190	287	-166.2%	-564	178	-416.9%	-38	11	-445.5%	45	78	-42.3%	367	19
Net trading income	-387	38		-47	18	-361.1%	-18	34	-152.9%	-13	-39		-309	26
Other	-91	223	-140.8%	-34	108	-131.5%	5	71	-93.0%	-31	2		-32	42

Total underlying other income	-668	548	-221.9%	-645	305	-311.5%	-51	116	-144.0%	1	40	-97.5%	27	87

Page 24/29

APPENDIX 12: LIFE NEW BUSINESS PRODUCTION
Life Insurance Value of New Business Statistics

	Value of		Internal								Present Value of				Investment in New		Acquisition Expense
	New Business		Rate of Return		Single Premiums		Annual Premiums		New Sales (APE)		Premiums		VNB/PV Premiums		Business		Overruns
In EUR million	4Q2008	4Q2007	FY2008	FY2007	4Q2008	4Q2007	4Q2008	4Q2007	4Q2008	4Q2007	4Q2008	4Q2007	4Q2008	4Q2007	4Q2008	4Q2007	4Q2008	4Q2007

Benelux	27	30	12.0%	12.4%	511	482	76	51	127	99	1,072	880	2.5%	3.4%	78	41	7	-3
Rest of Europe	67	170	23.8%	18.4%	287	389	100	169	129	208	1,368	3,921	4.9%	4.3%	48	88	6	1

Insurance Europe	94	200	17.1%	15.8%	799	871	176	220	256	307	2,440	4,801	3.9%	4.2%	126	129	13	-2

U.S.	21	77	11.6%	11.3%	3,174	5,270	350	343	667	870	3,679	6,867	0.6%	1.1%	198	286	-5	-1
Latin America	27	35	18.1%	15.8%	531	47	115	129	168	134	148	198	18.2%	17.7%	31	38	2	3

Insurance Americas	49	111	12.6%	11.8%	3,706	5,317	465	473	836	1,004	3,827	7,066	1.3%	1.6%	229	324	-3	2

Australia & NZ	12	14	19.7%	21.4%	299	1,056	28	36	57	142	455	1,234	2.6%	1.1%	14	16	-1	0
Japan	-4	5	10.7%	11.1%	471	709	42	45	90	116	687	886	-0.6%	0.6%	47	39	3	4
South Korea	12	41	17.5%	22.8%	43	49	114	226	119	231	501	1,106	2.4%	3.7%	26	36	14	-20
Taiwan		56		20.0%		146		124		139		912		6.1%		32		-5
Rest of Asia	9	12	12.9%	10.2%	24	73	60	72	62	79	331	379	2.7%	3.2%	28	27	7	1

Insurance Asia/Pacific	28	128	14.0%	16.8%	836	2,033	244	503	328	706	1,974	4,516	1.4%	2.8%	115	151	24	-21

Total	170	440	13.9%	14.3%	5,341	8,221	885	1,196	1,419	2,018	8,241	16,383	2.1%	2.7%	470	603	34	-21

Page 25/29

APPENDIX 13: SUBPRIME RMBS, ALT-A RMBS AND CDO/CLOS AT 31 DECEMBER 2008
Subprime RMBS, Alt-A RMBS and CDO/CLOs at 31 December 2008

		31 December 2008			Change in 4Q2008			30 September 2008
			Revaluations through Equity	Market value in %	Writedowns through	Revaluation through Equity			Revaluations through Equity	Market value in %
In EUR million	Business Line	Market value	(pre-tax)	purchase price	P&L (pretax)	(pre-tax)	Other changes[1]	Market value	(pre-tax)	purchase price

	Insurance Europe	20	0			0	-5	25	0
	Insurance Americas	1,654	-1,015		-14	-401	39	2,030	-614
	Insurance Asia	—	0			0	-1	1	0
	Wholesale Banking	41	-76		-12	-11	-3	67	-65
	ING Direct	63	-55		-24	-6	3	90	-49

Total Subprime RMBS		1,778	-1,146	58.1%	-50	-418	33	2,213	-728	73.0%

	Insurance Americas	2,111	-1,203		-142	-362	2	2,613	-841
	Insurance Asia	10	-1			1	0	9	-2
	Wholesale Banking	399	-115		-26	-48	-39	512	-67
	ING Direct	16,327	-6,155		-1,646	-59	108	17,924	-6,096

Total Alt-A RMBS		18,847	-7,474	66.4%	-1,814	-468	71	21,058	-7,006	74.4%

	Insurance Europe	708	-39			-32	633	107	-7
	Insurance Americas	2,700	-158		-147	-98	-835	3,780	-60
	Insurance Asia	11	-62		-12	-9	4	28	-53
	Wholesale Banking	50	-93		-26	-36	-707	819	-57
	ING Direct					0	0

Total CDOs/CLOs[2]		3,469	-352	77.8%	-185	-175	-905	4,734	-177	91.5%

Total		24,094	-8,972		-2,049	-1,061	-801	28,005	-7,911

[1]	Including FX changes, purchases, sales, redemptions and reclassifications

[2]	Includes Synthetic CDOs at notional value

Page 26/29

APPENDIX 14: PRE-TAX IMPAIRMENTS, FAIR VALUE ADJUSTMENTS, REVALUATIONS AND OTHER MARKET IMPACTS
Pre-tax Impairments, Fair Value Adjustments, Revaluations and Other Market Impacts: 4Q 2008

	Group	Insurance Total	Europe	Americas	Asia/Pacific	Corporate Line	Banking Total	Wholesale	Retail	ING Direct	Corporate Line

Impairments and fair value adjustments
Subprime	-50	-14		-14			-36	-11		-25
Alt-A	-1,814	-142		-142			-1,672	-26		-1,646
CDOs/CLOs	-185	-159		-147	-12		-26	-26

Subtotal pressurised assets	-2,049	-315		-303	-12		-1,734	-63		-1,670

Equity securities	-686	-643	-40		-23	-580	-43	-23	-4		-16
Financial institutions	-67	-46		-46			-21	-21
Other debt securities	-202	-139	-2	-121	-13	-4	-63	-63

Total impairments and fair value adjustments	-3,004	-1,143	-41	-469	-48	-584	-1,861	-171	-4	-1,670	-16

Revaluations
Real estate	-612	-280	-282		1		-332	-332
Private equity	-267	-267	-167	-94	-6

Total revaluations	-879	-547	-449	-94	-5		-332	-332

Other market volatility
Equity securities capital gains	-296	-227	-12		-3	-212	-69	-15			-54
Debt securities capital gains	-78	-78	35	-134	22
Equity DAC unlocking	-313	-313		-313
Equity hedge/Japan/NN separate account	-210	-210	-77		-267	134
Other[1]	-366	-366	117	-286	-27	-170

Total of other market volatility	-1,263	-1,194	63	-733	-276	-248	-69	-15			-54

1   Mainly non-equity related DAC unlocking and fair value changes on derivatives

Page 27/29

APPENDIX 15: FINANCIAL ASSETS AT FAIR VALUE BY CLASSIFICATION
Financial Assets at Fair Value by Classification

in EUR million	Total assets at fair value
Breakdown ING Group by classification	31 Dec. 08%			30 Sept. 08%		30 June 08%		31 March 08%		31 Dec. 07%

A Published price quotations in an active market	361,746		69%	367,710	67%	418,548	70%	426,011	74%	450,948	75%
B Valuation techniques supported by observable market data	133,602		26%	153,700	28%	175,164	29%	144,354	25%	147,862	25%
C Valuation techniques not supported by observable market inputs	28,007		5%	28,658	5%	3,613	1%	3,382	1%	4,217	1%

Total	523,355	[1]	100%	550,068	100%	597,325	100%	573,747	100%	603,027	100%

	Asset Backed Securities (ABS, part of total assets at fair value)
Breakdown ING Group by classification	31 Dec. 08%		30 Sept. 08%		30 June 08%		31 March 08%		31 Dec. 07%

A Published price quotations in an active market	24,506	34%	30,698	38%	57,634	73%	54,581	72%	59,346	71%
B Valuation techniques supported by observable market data	24,445	34%	24,525	31%	20,611	26%	21,269	28%	23,472	28%
C Valuation techniques not supported by observable market inputs	22,867	32%	25,096	31%	470	1%	450	1%	415

Total	71,818	100%	80,319	100%	78,715	100%	76,300	100%	83,233	100%

	Subprime RMBS, Alt-A RMBS and CDOs (part of ABS)
Breakdown ING Group by classification	31 Dec. 08%		30 Sept. 08%		30 June 08%		31 March 08%		31 Dec. 07%

A Published price quotations in an active market	3,293	14%	4,926	18%	23,948	85%	21,895	81%	26,229	82%
B Valuation techniques supported by observable market data	432	2%	373	1%	4,279	15%	5,293	19%	5,920	18%
C Valuation techniques not supported by observable market inputs	20,010	84%	22,362	81%	19		10		17

Total	23,735	100%	27,661	100%	28,246	100%	27,198	100%	32,166	100%

[1]	Financial assets at fair value through P&L 280,504 + Investments (fair value and Held to Maturity HTM) 258,291 — adjustments for HTM part in Investments 15,440

Page 28/29

APPENDIX 16: ACCOUNTING TREATMENT OF FINANCIAL ASSETS
This appendix summarises the accounting treatment (measurement, fair value changes, impairment) for the most significant classes of financial assets.
Loans and advances to customers, Amounts due from Banks
This class includes lending. These are measured in the balance sheet at amortised cost, which is the initial cost price, minus principal repayments, plus or minus the cumulative amortisation of premiums/ discounts and minus impairments. Loans are considered impaired if, due to a credit event, it is probable that the principal and/or interest may not be fully recovered. Declines in fair value due to market fluctuations in interest rates, credit spreads, liquidity, etc. do not result in an impairment, because future cash flows are not affected. Impairments on loans are recognised through the loan loss provision, which represents the difference between balance sheet value and the estimated recoverable amount. Additions/releases to/from the loan loss provision are reflected in the P&L as risk costs.
Investments — Available for sale
This class includes debt and equity securities (including asset backed securities), which are intended to be held for an indefinite period of time but may be sold before maturity. These securities are measured in the balance sheet at fair value. Changes in fair value are recognised in the revaluation reserve in shareholders’ equity. The revaluation is transferred in full to the P&L upon disposal (realised capital gain/loss) or impairment. Debt securities are considered impaired if, due to a credit event, it is probable that the principal and/or interest may not be fully recovered. Declines in fair value due to market fluctuations in interest rates, credit spreads, liquidity, etc. do not result in an impairment, because future cash flows are not affected. Equity securities are considered impaired if there is a significant or prolonged decline of fair value below cost.
Investments — Held to maturity
This class includes debt securities for which there is an explicit, documented intent and ability to hold to maturity. The accounting treatment is similar to Loans and advances to customers.
Financial assets at fair value through P&L
This class includes trading assets, investments for risk of policyholders, derivatives and assets designated as at fair value through profit and loss. These items (except for derivatives used for cash-flow hedging) are measured in the balance sheet at fair value, with changes in fair value reflected directly in the profit and loss account.
A full description of the accounting policies is included in the 2007 Annual Accounts.

Page 29/29

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer Assistant General Counsel
Dated: February 18, 2009